UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

Castle Brands Inc.

(Name of Subject Company (Issuer))

Rook Merger Sub, Inc.

(Name of Filing Persons (Offeror))

a wholly owned subsidiary of

Austin, Nichols & Co., Inc

(Name of Filing Persons (Parent))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148435100

(CUSIP Number of Class of Securities)

Rook Merger Sub, Inc.

c/o Austin, Nichols & Co., Inc.

250 Park Avenue

New York, New York 10177

Attention: Brian S. Chevlin
Telephone: (212) 372-5400
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

With a copy to:

Paul S. Bird
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$223,332,199.67	$27,067.86

*                 Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 170,372,173 shares of common stock (including 2,578,750 Company Restricted Stock Awards (as defined in the Offer to Purchase), par value $0.01 per share (the “Shares”), of Castle Brands Inc., a Florida corporation (“Castle Brands”), issued and outstanding, multiplied by the offer price of $1.27 per share; and (ii) and 10,932,575 Shares issuable pursuant to outstanding options (“Options”) with an exercise price less than the offer price of $1.27 per Share, multiplied by the offer price of $1.27 per share minus the exercise price for each such option. The foregoing share figures have been provided by Castle Brands to the Offeror and are as of August 27, 2019, the most recent practicable date.

**          The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2019, issued August 24, 2018, is calculated by multiplying the Transaction Valuation by 0.0001212.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$27,067.86	Filing Party:	Rook Merger Sub, Inc.

Form or Registration No.:	Schedule TO (File No. 005-82363)	Date Filed:	September 11, 2019

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                 Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                 Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 11, 2019 (together with any amendments and supplements hereto, this “Schedule TO”) by Rook Merger Sub, Inc., a Florida corporation (the “Offeror”) and a wholly owned subsidiary of Austin, Nichols & Co., Inc., a Delaware corporation (“Parent”). This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Castle Brands Inc., a Florida corporation (“Castle Brands”), at a purchase price of $1.27 per Share in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2019 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer,” pursuant to the Agreement and Plan of Merger, dated as of August 28, 2019, by and among Parent, the Offeror and Castle Brands.

All of the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

This Amendment is being filed to amend and supplement Item 11 as reflected below.

ITEM 11.   ADDITIONAL INFORMATION.

Item 11 of the Schedule TO and the disclosure under Section 15 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by inserting the following text to the end of the last paragraph to the subsection titled “Antitrust Compliance”:

“On September 13, 2019, the FTC granted early termination of the waiting period under the HSR Act with respect to the Offer and the Merger. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. The Offer continues to be subject to the remaining terms and conditions set forth in this Offer to Purchase.”

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROOK MERGER SUB, INC.

By:	/s/ Guillaume Thomas

Name:	Guillaume Thomas
Title:	Chief Financial Officer and Treasurer

AUSTIN, NICHOLS & CO., INC.

By:	/s/ Guillaume Thomas

Name:	Guillaume Thomas
Title:	Chief Financial Officer and Treasurer

Dated: September 16, 2019

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